UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Philip Grovit
GSAM Holdings LLC200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,525,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,525,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,525,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 217,904,643 shares of Class A Common Stock outstanding as of April 28, 2023, as reflected in the Form 10-K filed by the Issuer with the SEC on May 3, 2023, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

1	NAMES OF REPORTING PERSONS
GSAM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 217,904,643 shares of Class A Common Stock outstanding as of April 28, 2023, as reflected in the Form 10-K filed by the Issuer with the SEC on May 3, 2023, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,391,269

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,391,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,391,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)
Based on 217,904,643 shares of Class A Common Stock outstanding as of April 28, 2023, as reflected in the Form 10-K filed by the Issuer with the SEC on May 3, 2023, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,391,269

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,391,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,391,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 217,904,643 shares of Class A Common Stock outstanding as of April 28, 2023, as reflected in the Form 10-K filed by the Issuer with the SEC on May 3, 2023, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

ITEM 1.	SECURITY AND ISSUER
This Amendment No. 4 (this “Amendment”) amends, on behalf of GS Sponsor II LLC (the “Sponsor”) and GSAM Holdings LLC (“Holdings”), the initial Schedule 13D (the “Initial Filing”) filed jointly by Sponsor, GSAH II PIPE Investors Employee LP (“GSAH II PIPE Investors”), and Holdings on November 1, 2021, as previously amended on October 19, 2022, December 7, 2022 and April 24, 2023, and relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”). Goldman, Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”) join Sponsor in reporting beneficial ownership of shares of Class A Common Stock as disclosed herein. Sponsor, Holdings, Goldman Sachs and GS Group are collectively referred to herein as the “Reporting Persons.” Disclosure items set forth in the Initial Filing shall remain in effect as previously amended, except to the extent expressly amended or superseded by this Amendment. GSAH II PIPE Investors previously reported that it had ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock. Due to a change in the manner in which certain investments are managed, Holdings has ceased to have beneficial ownership of the securities of the Issuer while the GS Group and Goldman Sachs have acquired beneficial ownership. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing as previously amended.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	Item 2(a) is hereby supplemented by the addition of the following:

	(iv)	The Goldman Sachs Group, Inc.

	(v)	Goldman, Sachs & Co. LLC
Goldman Sachs is a direct subsidiary of GS Group.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Goldman Sachs Asset and Wealth Management Private Corporate Investment Committee, which exercises the authority of Goldman Sachs in managing the Goldman Sachs investment in the Issuer is set forth in Schedule B hereto and are incorporated herein by reference.

(b) Item 2(b) is hereby amended by the addition of the following:
The principal place of business for each of Goldman Sachs and GS Group is 200 West Street New York, NY 10282-2198.
(c) Item 2(c) is hereby amended by the addition of the following:
GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.
(c) Item 2(d) is hereby amended and restated as follows:
During the last five years, none of the Reporting Persons or their executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(d) Item 2(e) is hereby amended and restated as follows:
Except as set forth in Schedule I, during the last five years, neither the Reporting Persons nor their executive officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(e) Item 2(e) is hereby amended by the addition of the following:
Except as set forth in Schedule I, during the last five years, none of the Reporting Persons or their executive officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Item 2(e) is hereby amended by the addition of the following:
GS Group is a Delaware corporation and Goldman Sachs is a New York limited liability company.
ITEM 3.	SOURCE OF FUNDS

 Item 3 is hereby amended by the addition of the following:

Through June 21, 2023, direct or indirect subsidiaries of Goldman Sachs, acting in the ordinary course of business, borrowed approximately 2,546,211 shares of Class A Common Stock to facilitate actual and anticipated client transactions, and Goldman Sachs and GS Group may be deemed to have acquired voting and investment power over such securities. As of June 28, 2023, such subsidiaries of Goldman Sachs had divested all but 141,269 of such shares of Class A Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended by the addition of the following:

The disclosure made above in Item 3 of this Amendment is incorporated herein. Except as set forth in the Initial Filing as previously amended, as of the date hereof none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules A, B, and C hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, or take actions on behalf of clients that do not represent any such a plan or proposal by the Reporting Person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) and (b)
The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is based upon the 217,904,643 shares of Class A Common Stock outstanding as of April 28, 2023, as reflected in the Form 10-K filed by the Issuer with the SEC on May 3, 2023, together with the 8,500,000 shares of Class A Common Stock underlying the Private Placement Warrants.
The Sponsor may be deemed to beneficially own 24,525,000 shares of Class A Common Stock, constituting 10.8% of the outstanding shares of Class A Common Stock. The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of (i) the 16,025,000 shares of Class A Common Stock of which it is the record owner, and (ii) the 8,500,000 shares of Class A Common Stock that it has the right to acquire, within sixty days, upon conversion of the Private Placement Warrants of which it is the record owner.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 27,391,269 shares of Class A Common Stock, constituting 12.1% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have the (i) shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the shares of Class A Common Stock beneficially owned by Sponser, and (ii) shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 141,269 shares of Class A Common Stock described in Item 3.

(c) Except as described above in Item 3, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C, effected any transactions in the Class A Shares in the preceding sixty days.

(d) Except that certain employees of affiliates of Goldman Sachs hold and may in the future be awarded certain contingent interests in the Class A Common Stock held by the Employee Participation Vehicles (which may be deemed beneficially owned by GS Group, as described above), no person other than the Reporting Persons and their direct or indirect subsidiaries (and, in the case of borrowed securities, the owner thereof), is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) As disclosed in Item 1 of this Amendment, Holdings has ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock due to a change in the manner in which certain investments are managed.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended by the addition of the following:

The securities borrowings described in Item 3 are subject to customary securities lending arrangements.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated July 7, 2023 (filed herewith).

Exhibit 99.2
Second Amended and Restated Sponsor Agreement, dated as of October 20, 2021, by and among GS Acquisition Holdings Corp II, GS Sponsor II LLC, GSAM Holdings LLC, GS Acquisition Holdings II Employee Participation LLC and GS Acquisition Holdings II Employee Participation 2 LLC (incorporated by referenced to Exhibit 10.2 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.3
Amended and Restated Registration Rights Agreement, dated October 20, 2021, by and among Mirion Technologies, Inc., GS Sponsor II LLC, GS Acquisition Holdings II Employee Participation LLC, GS Acquisition Holdings II Employee Participation 2 LLC, GS II PIPE Investors Employee LP, NRD PIPE Investors LP, and certain other security holders named therein (incorporated by referenced to Exhibit 10.3 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.4
Director Nomination Agreement, dated October 20, 2021, by and between the Company and GS Sponsor II, LLC (incorporated by referenced to Exhibit 10.5 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.5
Subscription Agreement, dated June 17, 2021 between GS Acquisition Holdings Corp II and GSAM Holdings LLC (incorporated by reference to the Form of Subscription Agreement filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 21, 2021).

Exhibit 99.6	Form of October 8, 2021 Assignment and Subscription Agreement (filed with the Initial Filing).

Exhibit 99.7	Form of October 15, 2021 Assignment and Subscription Agreement (filed with the Initial Filing).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 7, 2023
GS SPONSOR II LLC

By:	/s/ Philip Grovit
Name:	Philip Grovit
Title:	Vice President

GSAM HOLDINGS LLC

By:	/s/ Philip Grovit
Name:	Philip Grovit
Title:	Vice President

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney-in-fact

SCHEDULE B

The name and principal occupation of each member of the Goldman Sachs Asset and Wealth Management Private Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing the investment of the Issuer.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Harsh Nanda is a citizen of India; Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Lou D’Ambrosio	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC Managing Director of Goldman Sachs & Co. LLC
Tamilla Ghodsi	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE C

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Philip R. Berlinski is also a citizen of Belgium and the United Kingdom, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Philip R. Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Kevin Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Executive Chair, Carbon, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Chief Executive Officer of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Ericka T. Leslie	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Former Chief Financial Officer of Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

SCHEDULE I

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.
On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs & Co. LLC (“GS & Co.”) for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. GS & Co. has agreed to pay a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with GS & Co. for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. GS & Co. has agreed to pay a civil monetary penalty of $75,000,000 to the CFTC.